Via Facsimile and U.S. Mail
Mail Stop 6010

September 12, 2006

Mr. James S. Tisch
President and Chief Executive Officer
Loews Corporation
667 Madison Avenue
New York, NY   10021-8087

Re: Loews Corporation
Form 10-K for Fiscal Year Ended December 31, 2005
Filed on March 10, 2006
File No. 001-06541

Dear Mr. Tisch:

      We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief